UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**

                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Navy Federal Investment Services, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1007 Electric Avenue

(No. and Street)

Vienna	**VA**	**22180**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tim Rosson	**703-255-8289**	tim_rosson@navyfederal.org
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP

(Name – if individual, state last, first, and middle name)

485 Lexington Ave Floor 11	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

September 24, 2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Diane Young, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Navy Federal Investment Services, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Operating Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Navy Federal Investment Services, LLC
(An Indirect Wholly Owned Subsidiary of Navy Federal Credit Union)
(Sec I.D. No. 8-67161)

Statement of Financial Condition
December 31, 2025

Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

Navy Federal Investment Services, LLC
(An Indirect Wholly Owned Subsidiary of Navy Federal Credit Union)
Index
December 31, 2025



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Committee and Member of
Navy Federal Investment Services, LLC
Vienna, Virginia

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Navy Federal Investment Services, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2025.

New York, New York
February 27, 2026

Navy Federal Investment Services, LLC
(An Indirect Wholly Owned Subsidiary of Navy Federal Credit Union)
Statement of Financial Condition
As of December 31, 2025

Assets:

Cash and cash equivalents	$62,457,687
Equity securities	25,068,556
Accounts receivable	3,655,794
Prepaid expenses	556,722
Total assets	**$91,738,759**

Liabilities:

Deferred consideration from a vendor	$19,764,167
Accrued expenses	5,180,587
Accounts payable	2,711,398
Other liabilities	2,441
Total liabilities	**$27,658,593**

Commitments and contingencies (See Note 5)

Member's Interest:

Member's interest	$88,424,881
Retained deficit	(24,344,715)
Total member's interest	$64,080,166
Total liabilities and member's interest	$91,738,759

Navy Federal Investment Services, LLC
(An Indirect Wholly Owned Subsidiary of Navy Federal Credit Union)
Notes to the Financial Statements
As of December 31, 2025

Note 1: Organization and Nature of Business

Navy Federal Investment Services, LLC ("NFIS" or "the Company") (formerly Navy Federal Brokerage Services, LLC) is a registered introducing broker-dealer, a Securities Exchange Commission ("SEC") registered investment adviser, and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company was formed in the Commonwealth of Virginia on September 6, 2005 as a limited liability company and has a perpetual term unless terminated in accordance with the agreement.

The Company is a wholly owned subsidiary of Navy Federal Financial Group, LLC ("NFFG"), which is a wholly owned subsidiary of Navy Federal Credit Union ("NFCU"). As a limited liability company, the member's liability is limited to amounts reflected in its member account. NFIS provides broker-dealer and investment advisory services primarily to NFCU members. NFCU is a federally chartered credit union domiciled in the Commonwealth of Virginia. NFCU is the sole member of NFFG, which is the sole member of NFIS.

The Company provides brokerage and investment advisory services to its customers and uses third-party clearing broker-dealers on a fully disclosed basis. The Company's other business activities are limited to effecting securities transactions via direct business where the funds are payable to the issuer or its agent and not to the Company.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates
These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of demand deposits and money market accounts with financial institutions. As of December 31, 2025, NFIS' cash, which is payable on demand, was held at two different financial institutions: Cash in the amount of $12,031,605 was held at NFCU, of which, $11,781,605 exceeded National Credit Union Administration ("NCUA") insurance limits. Cash in the amount of $50,426,082 was held at an unrelated third-party bank, of which, $50,176,082 exceeded Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Investment Securities
NFIS' investment securities are classified as Equity securities on the Statement of Financial Condition in accordance with ASC 321, *Investments—Equity Securities.* Equity securities with readily determinable fair values are measured at fair value, with gains or losses recognized in earnings. Equity securities are recorded on a trade-date basis, and the Company uses quoted prices from active markets to measure their fair value.

For additional information about the Company's investment securities, including details regarding fair value measurements, see Note 3 and Note 7.

Accounts Receivable
Accounts receivable balances consist of commissions from brokerage, mutual fund, and other investment related transactions, as well as subscription fees from the Company's digital investor platform, that have been earned but not yet received. Additionally, accounts receivable consists of clearing account balances held with the Company's clearing broker-dealers as part of its carrying agreements. The Company's receivable balance was $3,655,794 as of December 31, 2025. See Note 5 for additional details related to the Company's receivable balance.

Allowance for Credit Losses
The Company applies Accounting Standards Update (ASU) 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and related ASUs (that collectively comprise ASC 326, also referred to herein as "CECL") which requires the measurement of an allowance for credit losses related to financial assets, including accounts receivable. The Company regularly monitors the financial condition of its clearing and service providers and evaluates the collectability of these balances; management believes the risk of loss to be remote. Application of CECL has not had a material impact on NFIS' financial condition or results of operations.

Deferred Consideration from a Vendor

The Company has executed a new clearing agreement with a third-party service provide ("Clearing Provider") for the provision of clearing and custody services, including related back-office administrative functions. In support of this arrangement, the Clearing Provider extended a cash advance of $22,435,000, which has been recorded as Deferred consideration from a vendor on the Company's Statement of Financial Condition. This advance represents an upfront financial benefit intended to facilitate both the transition and ongoing operations associated with establishing the new clearing relationship. While these funds are classified as unrestricted, they remain subject to pro rata reimbursement should the contract be terminated prior to the seventh anniversary of its effective date. Pursuant to ASC 705-20-25-10, the consideration will be recognized on a straight-line basis over the seven-year term of the contract as a contra expense within Broker, clearing, and custodial Fees on the Company's Statement of Income. As an additional incentive, the Clearing Provider has agreed to pay the Company a bonus based upon the net new brokerage assets transferred to and custodied at the clearing firm during the twelve month period following the execution of the secondary clearing agreement. This asset transfer incentive will be in an amount equal to thirty basis points (0.30%) multiplied by the net new brokerage assets. The Company has estimated the amount of the asset transfer incentive attributable to the current year and has recorded a receivable for this amount.

Income Taxes

NFIS is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. The Company's ultimate sole member is not subject to federal and state income taxes; therefore, the Company does not record a provision for income taxes.

Financial Instruments

The carrying amounts of cash, receivables and payables approximated fair value due to the short-term maturity of the instruments.

Reportable Segment

Management has determined that the Company operates in one segment, given the similarities in economic characteristics between its operations and the common nature of its services and regulatory environment. For additional information, see Note 9 – Segment Information.

Note 3: Investment Securities

NFIS' equity securities consist of investments in mutual funds that the Company has classified as trading securities, which are carried at fair value.

The following table summarizes the Company's investment securities at December 31, 2025:

Trading securities - at fair value	
Mutual Funds:	
Fixed Income	$ 20,023,536
Equity	2,244,188
S&P 500 Index	2,800,832
Total investment securities	$ 25,068,556

Note 4: Employee Retirement Benefit Plans

NFIS participates in NFCU's retirement benefit plans including a defined benefit pension plan, a 401(k) defined contribution savings plan, and a 457(b) deferred compensation plan.

Note 5: Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. The Company believes the risk of loss to be remote. NFIS maintains errors and omissions insurance as well as a fidelity bond to mitigate losses.

Receivables from clearing firms and other broker-dealers
Accounts receivables include funds due from the Clearing Provider which represents commissions receivable from the Company's primary clearing broker, along with commissions receivable from various direct fund companies and insurance carriers, less any fees charged for the products and services provided by the Clearing Provider. NFIS is a secondary introducing broker-dealer for clearing and custody in its "piggy-back" relationship with the Clearing Provider, who bundles trades from other entities and routes them to a clearing firm for custody and clearing. Before its transition to the Clearing Provider in March 2025, the Company maintained a "piggy-back" arrangement with another third-party service provider for the delivery of these services.

8

Additional receivables include funds due from the Company's digital investor clearing broker ("Digital Investor Broker"), which represents subscription fees for the Company's digital investor platform, less fees charged for the products and services they provide, as well as funds deposited with the Digital Investor Broker for the Company's clearing deposit as required by the carrying agreement. The Company is subject to credit risk if the clearing firm, the Clearing Provider, or the Digital Investor Broker are unable to pay the receivable balance reflected in the Statement of Financial Condition. The carrying value of the receivable approximates the fair value as the balance is short term and is generally collected within 30 days or less. The Company monitors all financial assets for credit losses on an ongoing basis. As of December 31, 2025, all accounts receivable are expected to be fully collected without incurring a credit loss. A detail of the receivable balances due from the Clearing Provider and the Digital Investor Broker as of December 31, 2025, is summarized in the table below:

Receivables as of December 31, 2025

Receivable from Clearing Provider for monthly commissions	$2,837,165
Receivable from Digital Investor Broker for subscription fees	309,141
Receivable from Digital Investor Broker for clearing deposit	114,652
Receivable from clearing firm for clearing deposit	102,304
Receivable from Clearing Provider for quarterly trailing fees	193,240
Receivable from Clearing Provider for asset transfer incentive	99,292
Total receivables as of December 31, 2025:	$3,655,794

The Company clears its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

Credit Risk and Off-Balance Sheet Risk
The Company is exposed to credit risk in the normal course of business through its arrangements with third-party clearing and custody providers. Amounts due from these firms primarily relate to commissions, trailing fees, subscription fees, and clearing deposits that are typically collected within 30 days. The Company monitors the financial condition of its clearing and service providers and has evaluated the collectability of these balances; management believes the risk of loss to be remote.

As an introducing broker-dealer operating on a fully disclosed basis, the Company does not carry customer accounts or maintain custody of customer securities or funds. However, under the terms of its clearing agreements, the Company may be required to indemnify its clearing brokers for losses incurred as a result of customer defaults. The Company believes the likelihood of such events requiring performance under these indemnification provisions is remote.

The Company is also subject to off-balance sheet risk in the event customers fail to fulfill their contractual obligations related to securities transactions. Should a customer not complete a transaction, the Company may be required to assume the market risk of liquidating or covering the position. Historically, the Company has not experienced material losses in connection with such exposures, and management believes existing controls and oversight processes appropriately mitigate this risk.

Concentrations
The Company maintains significant operational dependencies on a limited number of third-party service providers. Because substantially all brokerage and advisory transactions are routed through these entities, disruptions in their operations, technology platforms, or financial condition could materially affect the Company's ability to process transactions or access receivable balances. Management monitors the financial stability and performance of each provider and has concluded that the risk of loss is remote.

The Company also maintains cash deposits with two financial institutions, including Navy Federal Credit Union ("NFCU") and a third-party bank. As disclosed in Note 2, cash balances held at both institutions exceeded NCUA and FDIC insured limits as of December 31, 2025. While management believes these institutions to be financially sound, such uninsured balances expose the Company to concentration risk in the event of a financial institution failure.

Concentrations also arise from the Company's reliance on a small number of counterparties for commission revenue, trailing fees, and digital investor subscription fees. A significant portion of receivables outstanding at period-end relate to amounts due from two of these counterparties. These amounts are typically collected within 30 days, and management has historically experienced no credit losses from these parties. Management evaluates the collectability of all receivable balances and has concluded no allowance is required.

The Company does not believe that concentration risks with respect to its financial institutions, clearing partners, or revenue counterparties materially impact its liquidity, results of operations, or financial position.

Reviews and Inspections
As a result of the regulation of broker-dealers, the Company is subject to periodic reviews and inspections by regulatory authorities and self-regulatory organizations. The reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, regulatory agencies and self-regulatory organizations institute investigations from time to time, into industry practices, which can also result in the imposition of sanctions.

As of December 31, 2025, NFIS is not subject to any fines or sanctions.

Note 6: Related Party Transactions

The Company has entered into a support services agreement with NFFG, and indirectly, NFCU, for the provision of goods and services related to the business of the Company. Direct and indirect expenses incurred by the Company, based on actual activities that drive those costs, have been identified through an activity based costing framework, which provides a systematic methodology for the allocation of expenses attributable to NFIS. Costs related to employees who provide substantial service to the Company have been identified and allocated to the Company, including compensation and employee benefits expense, general office expense, and administrative services. Other costs related to the provision of support services such as finance and accounting support, human resources support, marketing support, IT and risk management support, compliance support, legal support, and general management oversight of the Company are also identified and allocated to the Company. The Company pays a management fee to reimburse NFFG for these services.

The Company has a non-interest bearing payable to parent entities related to the support services agreement of $7,431,023 as of December 31, 2025, which is included in Accrued expenses and Accounts payable on the Statement of Financial Condition.

The support services agreement is month-to-month with a 30 day right to cancel by either party. Management asserts that the allocation method in the support services agreement is reasonable and that no accrued interest has been recognized related to this agreement.

As discussed in Note 2: Summary of Significant Accounting Policies, as of December 31, 2025, the Company held $12,031,605 of cash and cash equivalents with its parent company, NFCU. and recognized $352,212 of related party interest income.

Note 7: Fair Value Measurement

The Company measures certain financial assets at fair value in accordance with ASC 820, *Fair Value Measurement*, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. NFIS uses the market approach to measure fair value of its investments in equity securities, which uses prices or relevant information generated by market transactions involving identical or comparable assets or liabilities. In measuring fair value, NFIS maximizes the use of quoted prices and observable inputs. A description of the fair value hierarchy is as follows:

Level 1 – Valuation is based on unadjusted quoted prices in an active market for identical instruments.
Level 2 – Valuation is based on observable inputs such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions (rates, volatilities, credit spreads) for financial instruments are observable.
Level 3 – Valuation is generated from techniques that use significant assumptions that are not observable in the market. Valuation techniques include pricing models, discounted cash flow methodologies or similar techniques.

Asset Category	Level 1	Level 2	Level 3	Total Fair Value
Mutual Funds:				
Fixed Income	$ 20,023,536	$ -	$ -	$ 20,023,536
Equity	2,244,188	-	-	2,244,188
S&P 500 Index	2,800,832	-	-	2,800,832
Total assets measured at fair value	$ 25,068,556	$ -	$ -	$ 25,068,556

Note 8: Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company computes net capital, as defined, of not less than 6.67 percent of aggregate indebtedness, also as defined. As of December 31, 2025, the Company had net capital of $50,408,947, which was $48,565,041 in excess of its required net capital of $1,843,906. As of December 31, 2025, the Company's aggregate indebtedness to net capital ratio was 0.55 to 1.00.

Note 9: Segment Information

Operating segments are defined as components of a company that engage in business activities and for which discrete financial information is available and readily reviewed by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. The Company has identified its Chief Operating Officer as the CODM, who uses net income and excess net capital in order to make operational decisions while maintaining capital adequacy. Our operations constitute a single operating segment as the CODM manages the business of the Company taken as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (see Note 2) and excess net capital (see Note 8) is measured in accordance with SEC rule 15c3-1. Management has determined that the Company operates in one segment, given the similarities in economic characteristics between its operations and the common nature of its services and regulatory environment.

Note 10: Rule 15c3-3 Exemption

The Company is exempt from provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker-dealer. The Company does not hold any customer funds and/or securities and promptly transmits customer funds and/or securities to the clearing broker-dealer.

Note 11: Subsequent Events

The Company has evaluated subsequent events through February 27, 2026, the date these financial statements were issued. In January 2026, the Company initiated procedures to revise its membership agreement with FINRA for reclassification as a dealer, thereby raising its minimum net capital requirement from $50,000 to $100,000. Management has reviewed this event and concluded that, while the amended FINRA membership agreement represents an important regulatory development, it does not have a material impact on the Company's financial position or require adjustment to the amounts reported in these financial statements.